UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 17, 2004 (October 4, 2004)

Behringer Harvard Short-Term Opportunity
Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**333-100125**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP (the "Partnership") hereby amends its Current Report on Form 8-K dated October 8, 2004 to provide the required financial statements relating to the acquisition by the Partnership of the Coit Property, located in Plano, Texas, a suburb of Dallas, Texas as described in such Current Report.

After reasonable inquiry, the Partnership is not aware of any material factors relating to the Coit Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Item 9.01   **Financial Statements and Exhibits**

Page

(c)   Exhibits.

None

Report of Independent Auditors

To the Partners of Behringer Harvard
Short-Term Opportunity Fund I LP

We have audited the accompanying Statement of Revenues and Certain Expenses of the 1221 Coit Property (the "Coit Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Coit Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Coit Property for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
December 13, 2004

1221 Coit
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
and the Nine Month Period Ended September 30, 2004

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004 (Unaudited)
Revenues:		
Rental revenue	$ 1,582,354	$ 1,175,079
Other income	334,685	251,013
Total revenues	1,917,039	1,426,092
Expenses:		
Property taxes	334,685	251,013
Total expenses	334,685	251,013
Revenues in excess of certain expenses	$ 1,582,354	$ 1,175,079

The accompanying notes are an integral part of this statement.

Behringer Harvard Short-Term Opportunity Fund I LP
Notes to the Statement of Revenues and Certain Expenses

1. **Basis of Presentation and Summary of Significant Accounting Policies**

   Basis of Presentation
   On October 4, 2004, Behringer Harvard Short-Term Opportunity Fund I LP (the "Partnership") acquired a 90% interest in the joint venture ownership of a two-story office building containing approximately 105,030 rentable square feet (unaudited), located on approximately 12.3 acres of land (unaudited) (the "Coit Property") located in Plano, Texas.

   The Coit Property includes a single-tenant building, occupied by CompUSA, Inc., subject to a triple-net lease that expires in March 2013. The lease allows the tenant to terminate the lease in March 2008, prior to the scheduled maturity, for a fee of approximately $960,000.

   The accompanying statement has been prepared on the accrual basis of accounting. The statement has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Partnership. The statement is not intended to be a complete presentation of the revenues and expenses of the Coit Property for the year ended December 31, 2003 and nine month period ended September 30, 2004, as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Coit Property have been excluded.

   Revenue Recognition
   Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Reimbursement income consists of recovery of certain operating expenses. Recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.

   Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. **Leases**

   The minimum future cash rentals of the tenant lease based on the noncancelable operating lease held as of December 31, 2003 are as follows:

2004	$ 1,556,545
2005	1,556,545
2006	1,556,545
2007	1,556,545
2008	1,634,530
Thereafter	7,057,229
Total	$ 14,917,939

3. **Major Tenant**

100% of all rental revenue and other income, which consists of reimbursements for recoverable operating expenses, comes from the sole tenant, CompUSA, Inc.

4. **Statement of Revenues and Certain Expenses for the Nine Month Period Ended September 30, 2004**

The statement for the nine-month period ended September 30, 2004 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year for the operation of the Coit Property.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Financial Information

On October 4, 2004, the Partnership acquired a 90% interest in the ownership of a two-story office building containing approximately 105,030 rentable square feet, located on approximately 12.3 acres of land in Plano, Texas, a suburb of Dallas, Texas (the "Coit Property") through its direct and indirect partnership interests in Behringer Harvard 1221 Coit LP (the "Coit Partnership"), with the remaining interest being held by an unrelated third party. The purchase price of the Coit Property was $11,337,050, including closing costs. The Coit Partnership used borrowings of $6,000,000 under a Loan Agreement (the "Loan Agreement") with Washington Mutual Bank, F.A. (the "Lender") to pay a portion of the purchase price and paid the remaining amount from cash on hand.

Certain major decisions relating to the Coit Property require approval of the general partner and more than 60% of the limited partners. Accordingly, the Partnership has consolidated its interest in the Coit Partnership.

In the opinion of management of the Partnership, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Partnership had acquired its 90% interest in the Coit Property as of September 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Consolidated Statement of Operations of the Partnership and the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the nine months ended September 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Partnership completed the above transactions on September 30, 2004, nor does it purport to represent the future financial position of the Partnership.

	September 30, 2004 as Reported (a)	Pro Forma Adjustments		Pro Forma September 30, 2004
Assets				
Real estate				
Land	$ 5,110,149	$ 3,500,000	**(b)** $	8,610,149
Buildings, net	12,890,999	2,927,738	**(b)**	15,818,737
Real estate intangibles, net	2,059,495	4,773,492	**(b)**	6,832,987
Total real estate	20,060,643	11,201,230		31,261,873
Cash and cash equivalents	12,213,978	(4,712,874)	**(b)**	8,406,928
		1,030,000	**(c)**	
		(124,176)	**(d)**	
Restricted cash	1,682,753	113,430	**(b)**	1,796,183
Accounts receivable	79,025	-		79,025
Prepaid expenses and other assets	1,402,487	(1,030,000)	**(c)**	387,860
		15,373	**(b)**	
Investment in joint ventures	5,055,518	-		5,055,518
Deferred financing fees, net of accumulated amortization				
of $32,824	261,816	124,176	**(d)**	385,992
Total assets	$ 40,756,220	$ 6,617,159	$	47,373,379
Liabilities and partners' capital				
Liabilities				
Mortgage notes payable	$ 10,550,000	$ 6,000,000	**(b)** $	16,550,000
Accounts payable	1,845	-		1,845
Payables to affiliates	29,589	-		29,589
Distributions payable	75,787	-		75,787
Accrued liabilities	867,047	117,159	**(b)**	984,206
Subscriptions for limited partnership units	1,575,187	-		1,575,187
Total liabilities	13,099,455	6,117,159		19,216,614
Minority interest in real estate	-	500,000	**(e)**	500,000
Commitments and contingencies				
Partners' capital				
Limited partners - 11,000,000 units authorized;				
3,294,040 units issued and outstanding	27,656,289	-		27,656,289
General partners	476	-		476
Total partners' capital	27,656,765	-		27,656,765
Total liabilities and partners' capital	$ 40,756,220	$ 6,617,159	$	47,373,379

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Coit Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the quarter ended September 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Nine months ended September 30, 2004 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments	Pro Forma Nine months ended September 30, 2004
Revenue					
Rental revenue	$ 1,332,626	$ 748,701	$ 1,175,079	$ (239,909) **(d)** $	3,016,497
Other income	-	82,622	251,013	-	333,635
Total revenues	1,332,626	831,323	1,426,092	(239,909)	3,350,132
Expenses					
Property operating expenses	476,058	503,525	-	-	979,583
Ground rent	205,470	38,187	-	-	243,657
Real estate taxes	167,632	108,087	251,013	-	526,732
Property and asset management fees	105,073	66,225	-	52,879 **(e)**	266,691
				42,514 **(f)**	
General and administrative	303,609	59,528	-	-	363,137
Interest expense	311,770	155,733	-	181,344 **(g)**	648,847
Depreciation and amortization	496,549	297,984	-	870,814 **(h)**	1,665,347
Total expenses	2,066,161	1,229,269	251,013	1,147,551	4,693,994
Other income	70,341	(29,779)	-	-	40,562
Net loss before equity in losses of joint ventures and minority interest	(663,194)	(427,725)	1,175,079	(1,387,460)	(1,303,300)
Equity in losses of investments in joint ventures	(151,993)	(640,144)	-	-	(792,137)
Minority interest	-	-	-	16,563 **(i)**	16,563
Net income (loss)	$ (815,187)	$ (1,067,869)	$ 1,175,079	$ (1,370,897)	$ (2,078,874)
Allocation of net loss:					
Net loss allocated to general partners	$ (13)				$ (33)
Net loss allocated to limited partners	$ (815,174)				$ (2,078,841)
Weighted average number of limited partnership units outstanding	1,807,592			843,450 **(j)**	2,651,042
Net loss per limited partnership unit	$ (0.45)				$ (0.78)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Coit Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Year ended December 31, 2003 As Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2003
Revenue						
Rental revenue	$ -	$ 2,811,688	$ 1,582,354	$ (319,879)	**(d)** $	4,074,163
Recoverable expenses	-	116,857	334,685	-		451,542
Total revenues	-	2,928,545	1,917,039	(319,879)		4,525,705
Expenses						
Property operating expenses	-	1,208,516	-	-		1,208,516
Ground rent	-	305,496	-	-		305,496
Real estate taxes	-	379,462	334,685	-		714,147
Property and asset management fees	-	236,066	-	71,206	**(e)**	363,957
				56,685	**(f)**	
General and administrative	112,789	151,716	-	-		264,505
Interest expense	-	572,792	-	241,792	**(g)**	814,584
Depreciation and amortization	-	1,021,232	-	1,161,085	**(h)**	2,182,317
Total expenses	112,789	3,875,280	334,685	1,530,768		5,853,522
Other income	3,608	-	-	-		3,608
Net income (loss) before equity in losses of joint ventures and minority interest	(109,181)	(946,735)	1,582,354	(1,850,647)		(1,324,209)
Equity in losses of investments in joint ventures	-	(858,380)	-	-		(858,380)
Minority interest	-	-	-	20,604	**(i)**	20,604
Net income (loss)	$ (109,181)	$ (1,805,115)	$ 1,582,354	$ (1,830,043)	$	(2,161,985)
Allocation of net loss:						
Net loss allocated to general partners	$ (12)				$	(238)
Net loss allocated to limited partners	$ (109,169)				$	(2,161,747)
Weighted average number of limited partnership units outstanding	92,143			2,390,783	**(j)**	2,482,926
Net loss per limited partnership unit	$ (1.18)				$	(0.87)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

a.   Reflects the Partnership's historical balance sheet as of September 30, 2004.

b.   Reflects the acquisition of the Coit Property by the Partnership for $11,337,050. The Partnership allocated its purchase price to the assets and liabilities below and estimated the remaining useful lives of its tangible assets as follows:

Description	Allocation		Estimated Useful Life
Land	$	3,500,000	-
Building		2,927,738	25 years
Above/below market leases, net		1,119,575	3.5 years
Tenant improvements, leasing commissions			
& legal fees		2,516,035	3.5 years
In-place leases		1,137,882	3.5 years
Restricted cash		113,430	-
Prepaid interest		15,373	-
Deferred financing fees		124,176	-
Accrued liabilities		(117,159)	-
	$	11,337,050	

The Partnership allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

The Partnership determines the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases are recorded by the Partnership as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired are further allocated to in-place lease values, in-place tenant improvements, in-place tenant leasing commissions and the tenant relationship based on management's evaluation of the specific characteristics of the tenant's lease and the Partnership's overall relationship with the tenant. The aggregate value for tenant improvements and leasing commissions are based on estimates of these costs incurred at inception of the acquired lease, amortized through the date of acquisition. The aggregate value of the in-place lease acquired and tenant relationship is determined by applying a fair value model. The estimates of fair value of

11

the in-place lease includes an estimate of carrying costs during the expected lease-up periods for the space considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the lease not been in place, management includes such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of fair value of the tenant relationship also include costs to execute a similar lease including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management.

The Partnership amortizes the value of the in-place lease and in-place tenant improvements to expense over the expected term of the lease. The value of tenant relationship intangibles is amortized to expense over the expected term, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should the tenant terminate its lease, the unamortized portion of the related lease intangibles would be charged to expense.

c.   Reflects the escrow deposits used in the purchase of the Coit Property.

d.   Reflects financing costs incurred in connection with obtaining the debt.

e.   Reflects the minority interest in the Coit Property.

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004

a.   Reflects the historical operations of the Partnership for the nine months ended September 30, 2004.

b.   Reflects the combined Pro Forma results for the Woodall, Quorum, Skillman and Central Properties.

c.   Reflects the historical revenues and certain expenses of the Coit Property.

d.   Reflects the amortization of the above market lease value over the remaining non-cancelable term of the lease of approximately 42 months, assuming the tenant exercises its early termination option.

e.   Reflects the property management fees associated with the current management of the Coit Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

f.   Reflects asset management fees associated with the Coit Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

g.   Represents interest expense associated with the $6,000,000 of long-term debt obtained in connection with the purchase of the Coit Property and amortization of deferred financing costs. The long-term debt provides the ability to elect as the interest rate per annum (i) a fixed rate for the initial disbursement, (ii) to convert prime rate advances to a fixed rate portion; or (iii) to convert a matured fixed rate portion into a new fixed rate portion. A fixed rate has been obtained at 3.34% through April 2005. The entire principal balance is due and payable in full on October 4, 2007. However, an option is available to extend the maturity date for two successive periods of twelve months each, if certain conditions are met.

h.   Reflects depreciation and amortization of the Coit Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$2,927,738	25 years
Real estate intangibles[1]	4,773,492	3.50 years

[1] Included in real estate intangibles is $1,119,575 of above market lease value, which is amortized to rental income. See Note d.

i.   Reflects the minority interest in the Coit Property.

j.   Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Quorum, Woodall, Skillman, Central and Coit Properties. The adjustment is computed as follows:

Cash needed to acquire the Woodall Property	$	7,114,625
Cash needed to acquire the Quorum Property		4,760,565
Cash needed to acquire the Skillman Property		3,702,105
Cash needed to acquire the Central Property		1,435,406
Cash needed to acquire the Coit Property		4,837,050
	$	21,849,751
Net cash received from each limited partnership unit issued	$	8.80 **(1)**
Limited partnership units needed to purchase the Woodall, Quorum, Skillman, Central, and Coit Properties		2,482,926
Plus weighted average of limited partnership units actually outstanding at September 30, 2004 in excess of 2,482,926		168,116
Less historical weighted average of limited partnership units outstanding at September 30, 2004		(1,807,592)
		843,450

[1] Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003

a.   Reflects the historical operations of the Partnership for the year ended December 31, 2003.

b.   Reflects the combined Pro Forma results for the Woodall, Quorum, Skillman and Central Properties as reported on Form 8-K/A dated September 30, 2004.

c.   Reflects the historical revenues and certain expenses of the Coit Property.

d.   Reflects the amortization of the above market lease value over the remaining non-cancelable term of the lease of approximately 42 months, assuming the tenant exercises its early termination option.

e.   Reflects the property management fees associated with the current management of the Coit Property by HPT Management Services LP, an affiliate of the Partnership. HPT

Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

f. Reflects asset management fees associated with the Coit Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

g. Represents interest expense associated with the $6,000,000 of long-term debt obtained in connection with the purchase of the Coit Property and amortization of deferred financing costs. The long-term debt provides the ability to elect as the interest rate per annum (i) a fixed rate for the initial disbursement, (ii) to convert prime rate advances to a fixed rate portion; or (iii) to convert a matured fixed rate portion into a new fixed rate portion. A fixed rate has been obtained at 3.34% through April 2005. The entire principal balance is due and payable in full on October 4, 2007. However, an option is available to extend the maturity date for two successive periods of twelve months each, if certain conditions are met.

h. Reflects depreciation and amortization of the Coit Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$2,927,738	25 years
Real estate intangibles[1]	4,773,492	3.50 years

[1] Included in real estate intangibles is $1,119,575 of above market lease value, which is amortized to rental income. See Note d.

i. Reflects the minority interest in the Coit Property.

j. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Quorum, Woodall, Skillman, Central and Coit Properties. The adjustment is computed as follows:

Cash needed to acquire the Woodall Property	$	7,114,625
Cash needed to acquire the Quorum Property		4,760,565
Cash needed to acquire the Skillman Property		3,702,105
Cash needed to acquire the Central Property		1,435,406
Cash needed to acquire the Coit Property		4,837,050
	$	21,849,751
Net cash received from each limited partnership unit issued	$	8.80 **(1)**
Limited partnership units needed to purchase the Woodall, Quorum, Skillman, Central, and Coit Properties		2,482,926
Less historical weighted average of limited partnership units outstanding at December 31, 2003		(92,143)
		2,390,783

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

By: Behringer Harvard Advisors II LP
Co-General Partner

Dated: December 17, 2004   By: /s/ Gary S. Bresky
                                                    Gary S. Bresky
                                                    Chief Financial Officer and Treasurer